Exhibit 12

Calculation of earnings to fixed charges

	2004		2003		2002		2001		2000
			(in thousands, except ratios)
Earnings:
Net income available to common stockholders	$9,481		$24,238		$25,378		$20,774		$21,123
Preferred stock dividends	5,387		3,342		3,342		2,562		1,459
Income taxes	—		—		—		—		—
Interest expense	—		—		—		—		—

	$14,868		$27,580		$28,720		$23,336		$22,582

Fixed charges:
Preferred dividends	$5,387		$3,342		$3,342		$2,562		$1,459
Interest expense	—		—		—		—		—

	$5,387		$3,342		$3,342		$2,562		$1,459

Ratio of earnings to fixed charges	2.76	X	8.25	X	8.59	X	9.11	X	15.48	X